Exhibit 4.5

HÖEGH LNG PARTNERS LP
AMENDED AND RESTATED NON-EMPLOYEE DIRECTOR COMPENSATION PLAN
(Effective as of February 28, 2016)

The non-employee members of the Board of Directors (the “Board”) of Höegh LNG Partners LP (the “Partnership”) will be entitled to receive the following compensation:

1.	Retainer Fees

•	Each non-employee director will receive an annual cash retainer fee of USD 37,500 (subject to adjustment from time to time, as determined by the Board) for each year of service as a director.

•	The Chairs of the Audit and Conflict Committees will each receive an annual cash retainer fee of USD 20,000 (subject to adjustment from time to time, as determined by the Board) for each year of service in such capacity.

•	Other committee members will receive an annual cash retainer fee of USD 10,000 (subject to adjustment from time to time, as determined by the Board) for each year of service in such capacity.

2.	Equity Awards

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Each non-employee director will receive an annual equity-based award (with award type, vesting and all other terms and conditions to be determined by the Board for any given year), valued at USD 37,500 (subject to adjustment from time to time, as determined by the Board) on the applicable date of grant, for each year of service as a director, which such award will be granted under the Höegh LNG Partners LP Long Term Incentive Plan, as amended from time to time (the “Plan”), or a successor plan, program or arrangement.

3.	Expense Reimbursement

•	Each non-employee director will be reimbursed for travel and miscellaneous expenses to attend meetings and activities of the Board or its committees and related to the director’s participation in the Partnership’s general education and orientation programs for directors.